Filed Pursuant to Rule 424(b)(3)

Registration No. 333-205684

RW HOLDINGS NNN REIT, INC.

SUPPLEMENT NO. 8 DATED JANUARY 4, 2018

TO

PROSPECTUS DATED APRIL 28, 2017

(as supplemented by Supplement No. 1 dated May 17, 2017,

Supplement No. 2 dated August 18, 2017,

Supplement No. 3 dated September 19, 2017,

Supplement No. 4 dated October 4, 2017,

Supplement No. 5 dated December 5, 2017,

Supplement No. 6 dated December 26, 2017 and

Supplement No. 7 dated December 28, 2017)

This prospectus supplement (“Supplement”) amends and supplements our prospectus, dated April 28, 2017, as supplemented by Supplement No. 1 dated May 17, 2017, Supplement No. 2 dated August 18, 2017, Supplement No. 3 dated September 19, 2017, Supplement No. 4 dated October 4, 2017, Supplement No. 5 dated December 5, 2017, Supplement No. 6 dated December 26, 2017 and Supplement No. 7 dated December 28, 2017 (the “Prospectus”). This Supplement should be read in conjunction with the Prospectus, as previously supplemented. This Supplement is not complete without, and may not be delivered or used except in conjunction with, the Prospectus, including any amendments or previous supplements to it. This Supplement is qualified by reference to the Prospectus, as previously supplemented, except to the extent that the information provided by this Supplement supersedes information contained in the Prospectus, as previously supplemented.

Unless the context suggests otherwise, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To provide an update regarding the status of the offering;

B.	To describe the completion of our acquisition of a property consisting of two adjacent industrial buildings located on two parcels of land with an aggregate net rentable space of 162,714 square feet in Chandler, Arizona (the “Chandler Property”).

C.	To describe the terms of debt financing related to the acquisition of the Chandler Property.

PROSPECTUS UPDATES

A.	Status of the Offering

The following supersedes and replaces the first paragraph under the “Status of the Offering” section of the Prospectus:

On July 20, 2016, we commenced our reasonable best efforts $1 billion initial public offering of up to 100 million shares of our Class C common stock, including 10 million shares pursuant to our distribution reinvestment plan, and we are currently selling our shares in the following states: CA, CO, CT, FL, GA, HI, ID, IL, IN, KY, LA, MO, MT, NH, NV, NY, SC, SD, TX, UT, VA, VT, WI, and WY.  As of December 31, 2017, we had received aggregate gross offering proceeds of $90,751,752 in connection with the sale of 9,075,175 shares of our Class C common stock, including 319,150 shares sold under our distribution reinvestment plan for aggregate gross offering proceeds of $3,191,500. Accordingly, as of December 31, 2017, there were 90,924,825 shares remaining available for sale in connection with the offering, including 9,680,850 shares pursuant to our distribution reinvestment plan.

B.	Acquisition of the Chandler Property

On December 28, 2017, we, through a wholly owned subsidiary of the Operating Partnership (the “Buyer”), completed the acquisition of the Chandler Property. The seller, Reasons Aviation, LLC (the “Seller”) is not affiliated with us or our affiliates.

The contractual purchase price of the Chandler Property was $26.5 million less certain closing costs. We funded the purchase price with proceeds from our ongoing initial public offering, a draw of $12 million on our line of credit and a $12 million bridge loan from an unaffiliated lender, which is described more fully below.

In connection with the acquisition, we expect to pay our advisor approximately $795,000 in acquisition fees.

In connection with the acquisition, we entered into a lease agreement with AvAir, Inc (the “Tenant”), an unaffiliated tenant that is an aftermarket provider of aviation-related parts and supplies. The lease commenced on the date the Buyer acquired the Chandler Property, and expires on December 27, 2032 and provides the Tenant with two five-year renewal options. The annual base rent is $2.1 million per year and increases 2% per year, including during the renewal options. The lease is guaranteed by Mr. Robert F. Ellis, who owns 100% of the Seller and the Tenant, Robert F. Ellis, Trustee of the Robert F. Ellis Revocable Trust Established August 4, 2010 and the Seller. The Chandler Property is expected to generate approximately $36.3 million in total rental revenue over the course of the 15-year initial lease term.

For federal income tax purposes, the cost of the Chandler Property, excluding the cost attributable to land, will be depreciated over a 39-year period on a straight-line basis. The depreciable basis in the Chandler Property is approximately $21 million.

The average occupancy rate for the Chandler Property for the last five years was as follows:

Year	Average Occupancy Rate
2012	N/A(1)
2013	N/A(1)
2014	N/A(1)
2015	100%
2016	100%

(1) The Chandler Property was built in 2015 and thus could not be occupied until then.

The table below sets for a schedule of expiring leases for the Chandler Property by annualized effective base rent (net of rental abatements) by leased rentable square feet.

Year	No. of Expiring Leases	Annualized Effective Base Rent	% of Annualized Effective Base Rent	Leased Rentable Sq. Dr. Expiring	% of Property Rentable Sq. Ft. Expiring
2017	-	-	-	-	-
2018	-	-	-	-	-
2019	-	-	-	-	-
2020	-	-	-	-	-
2021	-	-	-	-	-
2022	-	-	-	-	-
2023	-	-	-	-	-
2024	-	-	-	-	-
2025	-	-	-	-	-
2026	-	-	-	-	-
2027	-	-	-	-	-
2028	-	-	-	-	-
2029	-	-	-	-	-
2030	-	-	-	-	-
2031	-	-	-	-	-
2032	1	$2,770,905	100%	162,714	100%

C.	Description of Debt Related to the Acquisition of the Chandler Property

In connection with the closing of the acquisition of the Chandler Property, the Buyer entered into and funded a bridge loan with MCREIF SubREIT, LLC (“MCREIF”) for a principal sum of $12.0 million (the “Loan”) to fund a portion of the acquisition price of the Chandler Property. MCREIF is not affiliated with us or our affiliates. The Loan is collateralized by a deed of trust, assignment of leases and rents, fixture filing and security agreement on the Chandler Property.

The Loan requires monthly interest payments that are due and payable on the first day of each month commencing on February 1, 2018. The Loan has a fixed interest rate per annum equal to 8.25% and matures on January 1, 2019. The Loan may be prepaid at any time, subject to certain conditions, including but not limited to the payment of a prepayment penalty in the event of prepayment of the Loan prior to April 1, 2018.

The Loan contains various customary events of default, with corresponding grace periods, including, without limitation, covenants regarding the making of applicable payments as they come due, false statements and other customary covenants which are more fully described therein. Upon the occurrence of an event of default under the Loan, MCREIF may declare all sums owed under the Loan immediately due and payable. The Buyer’s liability under the Loan and the related loan documents is joint and several and therefore limited to the Buyers’ collective interest in the Chandler Property, including its leases and rents.